Exhibit 1.01 Conflict Minerals Report

THE CHILDREN’S PLACE, INC.

Conflict Minerals Report

For the Year Ended December 31, 2014

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this report may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” and similar terms. These forward-looking statements are based upon current expectations and assumptions of The Children's Place, Inc. and are subject to various risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Readers of this Report are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this Report does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

1.	Introduction

This Conflict Minerals Report has been prepared by The Children’s Place, Inc. and its subsidiaries (herein referred to as “The Children’s Place,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2014 (the “Reporting Period”).

The Children’s Place is the largest pure-play children's specialty apparel retailer in North America offering apparel, accessories and footwear for children sizes 0-14 under the proprietary “The Children's Place”, "Place" and "Baby Place" brand names. The Company also offers merchandise online at www.childrensplace.com. The Company does not directly manufacture products but rather designs, and “contracts to manufacture” from its suppliers, certain branded and generic products.

The Rule requires companies to disclose their use of conflict minerals (as defined below) if those minerals are “necessary to the functionality or production of a product” manufactured or contracted to be manufactured by those companies. The Conflict Minerals covered by the Rule are tantalum, tin, gold, tungsten or any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

As a Company that contracts to manufacture products, the Company is subject to the Rule as certain products manufactured for the Company contain one or more minerals, namely, gold and tin, in trim components such as zippers and other fasteners, which may be necessary to the functionality or production of those products. Accordingly, the Company conducted a reasonable country of origin inquiry (“RCOI”) to ascertain the origin of the minerals contained in these products and due diligence on the source and chain of custody of those minerals.

2.	Reasonable Country of Origin Inquiry (“RCOI”)

The Company is far removed from the sources of ore from which minerals are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the country(ies) or origin of those ores reflect the Company’s circumstances and position in the supply chain; the Company must rely on information obtained from direct suppliers, who in turn, must obtain information from upstream suppliers, on the origin of minerals used in the components of products manufactured for the Company. Such information may be inaccurate or incomplete.

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As part of the Company’s RCOI process, the Company developed a risk-based approach that focused on direct suppliers, as well as suppliers that are reasonably likely to provide components containing minerals which could have originated from the Covered Countries (“In-Scope Suppliers”).

The Company surveyed the In-Scope Suppliers to provide answers to the Supply Chain Compliance Questionnaire adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template (“Conflict Minerals Reporting Template” or “Template”) to reflect the Company’s position in the supply chain. The Company believes that the Conflict Minerals Reporting Template is generally regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide, developed by several of the world’s leading consumer electronics brands.

The Company reviewed the questionnaire responses for completeness and consistency of answers. The Company followed-up with In-Scope Suppliers to provide corrections and clarifications where needed.

As such, the Company believes the process was reasonably designed and performed in good faith.

Based on the responses received, the Company was unable to confirm or form the basis for a reasonable belief that none of the gold and tin used in products manufactured for the Company originated from the Covered Countries, or came from recycled or scrap sources.

3.	Due Diligence

A.	Design of Due Diligence

The Company’s due diligence measures was designed to conform, in all material respects, with the due diligence framework presented by The Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing http://dx.doi.org/10.1787/9789264185050-en (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

B.	Due Diligence Performed

The Company performed its due diligence as follows:

Establish Strong Company Management System

Policies and Procedures

The Company regularly communicated its Conflict Minerals Policy to direct vendors and suppliers, who are asked to certify, at least once a year, that their products do not contain Conflict Minerals. The Company also has well-established processes to allow interested parties to contact the Company. These processes are described in the Company’s Policies and Standards for Suppliers and available online at www.reportlineweb.com/thechildrensplace. During the Reporting Period, the Company did not receive any information from interested parties that would suggest that the products manufactured for the Company contained Conflict Minerals.

Internal Team

The Company utilized its management system to support supply chain due diligence related to Conflict Minerals. The management system includes a project task force sponsored by the Senior Vice President – Global Sourcing, and a team of associates from cross-functional business functions such as vendor management, finance, legal, and corporate social responsibility. This team is responsible for implementing the Company’s Conflict Minerals compliance strategy.

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Control systems

The Company has in place the following controls: (i) a company-wide Business Code of Conduct that outlines expected behaviors for all Company associates, and (ii) a Vendor Code of Conduct that outlines expected behavior and working conditions for vendors and suppliers, including a Conflict Minerals certification that suppliers must provide on at least an annual basis.

Maintain records

The Company has a records retention policy to ensure that relevant materials are preserved for appropriate periods.

Supplier Engagement

The Company utilized its Vendor Administration team to engage with vendors and suppliers on the exchange of supply chain related information. The Company also sent multiple communications directly to suppliers regarding the Company’s conflict minerals policy. Additionally, the Company participated in industry and trade association initiatives which direct suppliers to resources related to Conflict Minerals, including FAQs from industry trade associations and the U.S. Securities and Exchange Commission.

Identify and Assess Risks in the Supply Chain

As mentioned above, the Company conducted a survey of In-Scope Suppliers which followed the Conflict Minerals Reporting Template. The Template included direct questions regarding the supplier’s conflict-free policy, its due diligence process, and information about its supply chain, including the names and locations of smelters and refiners, as well as the origin of minerals used by those facilities.

The Company reviewed the responses to determine which vendors or suppliers required further engagement. Further enquiries were conducted where responses were incomplete, or where the Company found inconsistencies within the data reported. The Company worked directly with these suppliers in an effort to secure revised responses.

Design and Implement a Strategy to Respond to Risks

The Company has a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts. The Company engaged in regular ongoing risk assessment through its suppliers’ annual data submissions. During the Reporting Period, there were no instances where it was necessary for the Company to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier.

Carry out independent third-party audit of smelter/refiner’s due diligence at identified points in the supply chain

The Company does not have a direct relationship with smelters and refiners of Conflict Minerals and therefore does not perform or direct audits of these entities.

Reports on Supply Chain Due Diligence

This Conflict Minerals Report constitutes the Company’s annual report on its Conflict Minerals due diligence. The Report is available at www.childrensplace.com and is filed with the SEC.

C.	Product Description and Due Diligence Findings

Given the Company’s position in the supply chain and information provided by In-Scope Suppliers, the Company is unable to determine whether the minerals present in components of its products originated in the Covered Countries or financed or benefited armed groups in those countries.

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Product Description

The products at issue are fastening devices, such as zippers, buttons, and snaps, contained in products manufactured for the Company.

Country of Origin

For the Reporting Period, the survey response rate among In-Scope Suppliers was 93%. Of the In-Scope Suppliers who responded to the survey, 33% indicated that they supplied the Company with products containing gold or tin sourced from Indonesia, China, and/or a country (not named) outside of the Covered Countries. None of the respondents indicated that the gold or tin were sourced from the Covered Countries.

The following is a summary of the Company’s survey results for the Reporting Period:

Mineral	Identified Country of Origin
Tantalum	N/A
Tin	Indonesia, China, or other country outside of Covered Countries
Tungsten	N/A
Gold	China

Processing Facilities

Of the In-Scope Suppliers who identified their products as containing gold or tin, 60% indicated, on a general basis, that their suppliers sourced the minerals from smelters (and refiners, if applicable) validated as compliant to a Conflict-Free-Smelter (CFS) protocol using the CFS Compliant Smelter List; the remaining 40% did not provide information on the smelter or refinery.

One In-Scope Supplier provided a partial listing of the smelters from which it sourced minerals (based on information that it could obtain from suppliers), but could not verify which specific smelter processed the minerals used in the products manufactured for the Company. The remaining In-Scope Suppliers only provided information on a country or company level for the source or origin of the gold or tin.

Efforts to determine the mine, or location of origin

The Company determined that requesting suppliers to complete the questionnaire based on the Conflict Minerals Reporting Template represents its reasonable best efforts to determine the mines or origin of the minerals in its supply chain. The Company has reached this conclusion in part as a result of active participation in trade and apparel and footwear industry associations which actively participate in the Conflict-Free Sourcing Initiative (CFSI) an initiative of EICC and GeSI, the International Tin Research Institute Tin Supply Chain Initiative (iTSCi), and the OECD 3T and gold pilot implementation programs.

Independent Audit Report

For the Reporting Period, the company is not required to obtain an independent private sector audit of the Conflict Minerals Report.

4.	Steps to be taken to mitigate risk

In an effort to continuously mitigate against the risk that minerals used in products manufactured for the Company are sourced from the Covered Countries, the Company continues to take the following steps to improve due diligence processes in place, namely:

•	Continue engagement with vendors and suppliers and direct them to information and training resources in order to increase the response rate and improve the content of the supplier survey responses;

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•	Continue to require that vendors and suppliers certify, on at least an annual basis, that minerals used in their products are not sourced from the Covered Countries;

•	Work through the relevant industry associations to encourage participation in initiatives such as the CFSI to expand the smelters and refiners participating in the Conflict Free Smelter Program;

•	Encourage any suppliers, if found to be providing the Company with components or materials containing minerals from sources that support conflict in the Covered Countries, to establish an alternative source of minerals that does not support such conflict; and

•	Work with the relevant trade associations to encourage collaboration with the OECD to define and improve best practices and encourage responsible sourcing of Conflict Minerals.

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